SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR NOVEMBER 04, 2002

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)




                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)


               Indicate by check mark whether the registrant files
                      or will file annual reports under cover Form
                      20-F or Form 40-F.

                      Form 20-F       x         Form 40-F
                                   --------                  --------


               Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                               Securities Exchange Act of 1934.

                            Yes                 No        x
                                   --------           ----------


                If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                  Exhibit Index



Exhibit No.                         Description

99.1                Press Release Dated October 10, 2002

99.2                Press Release Dated October 10, 2002

99.3                Press Release Dated October 11, 2002

99.4                Press Release Dated October 21, 2002

99.5                Press Release Dated October 23, 2002

99.6                Press Release Dated November 01, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

November 04, 2002

                             ALLIED DOMECQ PLC


                             By:      /s/  Charles Brown
                                      ------------------------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary